                                             Filed Pursuant to Rule 424(b)(4)
                                             File No. 33-64231

     THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

           PRELIMINARY, SUBJECT TO COMPLETION, DATED OCTOBER 17, 1996

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 17, 1996)
                                  $125,000,000

                            National Rural Utilities
                        Cooperative Finance Corporation

                                   QUICS(SM)
                         % Quarterly Income Capital Securities
             (Subordinated Deferrable Interest Debentures Due 2045)
                            ------------------------

    The     % Quarterly Income Capital Securities (Subordinated Deferrable
Interest Debentures Due 2045) (the "Capital Securities") will mature on
         , 2045. Interest on the Capital Securities is payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 1996. The Capital Securities will be redeemable at the option of National Rural Utilities Cooperative Finance Corporation ("CFC"),
in whole or in part, on or after          , 2001 at 100% of the principal amount
to be redeemed together with accrued interest to the redemption date. The Capital Securities will be available for purchase in denominations of $25.00 and any integral multiple thereof. Each $25.00 principal amount of Capital Securities is referred to herein as a "Capital Security." The Capital Securities will be represented by a Global Security registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC") which has agreed to act as securities depositary for the Capital Securities. Except under the limited circumstances described herein, beneficial interests in Capital Securities will be shown only on records maintained by, transfers of Capital Securities will be effected only through, and payments of principal of and interest on Capital Securities will be made only through, DTC or a successor depositary. See "Description of the Capital Securities" and, in the accompanying Prospectus, "Description of Debt Securities."

    The obligations of CFC under the Capital Securities are subordinate and junior in right of payment to Senior Indebtedness (as defined in the accompanying Prospectus) of CFC. As of August 31, 1996, outstanding Senior Indebtedness of CFC aggregated approximately $8.6 billion (of which $2.2 billion is contingent guarantees).

    The Capital Securities have been accepted for listing on the New York Stock Exchange. Trading of the Capital Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Capital Securities. See "Underwriting."
                            ------------------------

     SEE "INVESTMENT CONSIDERATIONS" ON PAGE S-3 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE CAPITAL SECURITIES, INCLUDING THE PERIODS AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENT OF INTEREST ON THE CAPITAL SECURITIES MAY BE DEFERRED AND THE RELATED U.S. FEDERAL INCOME TAX CONSEQUENCES.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                  PUBLIC(1)           DISCOUNT(2)(3)          COMPANY(3)(4)
----------------------------------------------------------------------------------------------------------------
Per Capital Security.......................            $                     $                      $
----------------------------------------------------------------------------------------------------------------
Total......................................            $                     $                      $
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of original issuance.

(2) CFC has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) The Underwriting Discount will be $         for each Capital Security sold
    to certain institutions. Therefore, to the extent that the Capital Securities are sold to such institutions, the actual Underwriting Discount will be less than, and the proceeds to CFC will be greater than, the amounts shown.

(4) Before deducting expenses payable by CFC estimated at $         .

                            ------------------------

    The Capital Securities offered by this Prospectus Supplement are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain other conditions. It is anticipated that delivery of the Capital Securities will be made in New York, New York, on or about October
  , 1996 (the "Closing Date").

                            ------------------------
LEHMAN BROTHERS
       DEAN WITTER REYNOLDS INC.
             A.G. EDWARDS & SONS, INC.
                    GOLDMAN, SACHS & CO.
                           MERRILL LYNCH & CO.
                                 PAINEWEBBER INCORPORATED
                                       PRUDENTIAL SECURITIES INCORPORATED
October   , 1996

(SM)QUICS is a service mark of Lehman Brothers Inc.

                              SELECTED INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the information appearing in this Prospectus Supplement and in the accompanying Prospectus, including documents incorporated therein by reference.

                                  THE COMPANY

     National Rural Utilities Cooperative Finance Corporation (the "Company" or "CFC") is a private, not-for-profit District of Columbia cooperative association. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and, in addition, provides guarantees of taxable debt in connection with certain lease and other transactions of its members.

     CFC's 1,051 members as of August 31, 1996, included 903 rural electric utility members, virtually all of which are consumer-owned cooperatives, 74 service members and 74 associate members. The utility members included 839 distribution systems and 64 generation and transmission systems operating in 46 states and U.S. territories. At December 31, 1994, CFC's member systems served approximately 12.2 million consumers, representing service to an estimated 32.0 million ultimate users of electricity, and owned approximately $66.5 billion (before depreciation of $19.4 billion) in total utility plant. For additional information concerning CFC and its business, refer to "The Company" and "The Rural Electric and Telephone Systems" in the accompanying Prospectus.

     The following is a summary of selected financial data for each of the five years ended May 31, 1996.

                                                1996          1995          1994          1993          1992
                                             ----------    ----------    ----------    ----------    ----------
                                                               (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
    Operating income......................   $  505,073    $  440,109    $  324,682    $  336,387    $  402,255
                                             ==========    ==========    ==========    ==========    ==========
    Operating margin......................   $   46,857    $   41,803    $   29,159    $   38,352    $   42,809
    Nonoperating income...................        3,764         3,409         4,029         3,296         2,744
    Extraordinary loss(A).................       (1,580)           --            --        (3,161)       (1,398)
                                             ----------    ----------    ----------    ----------    ----------
    Net margins...........................   $   49,041    $   45,212    $   33,188    $   38,487    $   44,155
                                             ==========    ==========    ==========    ==========    ==========
    Fixed charge coverage ratio(A)........         1.12          1.13          1.13          1.16          1.14
                                                   ====          ====          ====          ====          ====
As of May 31:
    Assets................................   $8,054,089    $7,080,789    $6,224,296    $5,464,144    $5,401,473
    Long-term debt(B).....................   $3,682,421    $3,423,031    $2,841,220    $3,095,488    $2,971,074
    Members' subordinated certificates....   $1,207,684    $1,234,715    $1,222,858    $1,215,547    $1,221,095
    Members' equity.......................   $  269,641    $  270,221    $  260,968    $  258,299    $  246,320
    Leverage ratio(C).....................         5.69          5.13          4.63          4.41          4.44

------------
(A) During the years ended May 31, 1996, 1993 and 1992, CFC paid premiums totaling $1.6 million, $3.2 million and $1.4 million, respectively, in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $351.5 million, $262.7 million, $200.8 million, $286.8 million and $494.5 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1997, 1996, 1995, 1994 and 1993, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding debt used to fund loans guaranteed by the U.S. Government, by the total of members' subordinated certificates and members' equity.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF CFC'S CAPITAL SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of Capital Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

SUBORDINATION OF CAPITAL SECURITIES

     The obligations of CFC under the Capital Securities are subordinate and junior in right of payment to Senior Indebtedness of CFC. As of August 31, 1996, outstanding Senior Indebtedness of CFC aggregated approximately $8.6 billion, including contingent guarantees of $2.2 billion. There are no terms in the Capital Securities that limit CFC's ability to incur additional indebtedness, including indebtedness that ranks senior to the Capital Securities. See "Description of Debt Securities--Subordination" in the accompanying Prospectus. The Capital Securities will be senior to CFC's Members' Subordinated Certificates.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the Capital Securities to extend the interest payment period to a period not exceeding 20 consecutive quarters (an "Extension Period"). At the end of an Extension Period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the Capital Securities to the extent permitted by applicable law). During any Extension Period, CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital. Therefore, CFC believes that the extension of an interest payment period on the Capital Securities is unlikely. Prior to the termination of any Extension Period, CFC may further extend the interest payment period, provided that Extension Period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. Upon the termination of an Extension Period and the payment of all amounts then due, CFC may select a new Extension Period, subject to the above requirements. See "Description of the Capital Securities--Option to Extend Interest Payment Period."

     Should an Extension Period occur, a holder of the Capital Securities will be required to accrue income (as original issue discount) for U.S. federal income tax purposes even though interest is not being paid on a current basis. As a result, such a holder must include such interest in gross income for U.S. federal income tax purposes in advance of the receipt of cash, and will not receive the cash from CFC related to such income if such holder disposes of his or her Capital Securities prior to the record date for payment of interest. See "U.S. Taxation-- United States Holders."

     Should CFC declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital during an Extension Period, such action would constitute an immediate event of default under the terms of the Capital Securities. See "Description of the Capital Securities--Additional Event of Default." However, because of the terms of the subordination provisions in CFC's Members' Subordinated Certificates, CFC's failure to pay interest on, or principal of, such Certificates during an Extension Period will not be a default thereunder.

CERTAIN TRADING CHARACTERISTICS OF THE CAPITAL SECURITIES

     The Capital Securities are expected to trade as other securities on the equity floor of the New York Stock Exchange. Consequently, purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Capital Securities that is not included in the trading price. For certain tax consequences with respect to such Capital Securities, see "U.S. Taxation." Trading prices of the Capital Securities are expected to be quoted in dollars per $25.00 unit of Capital Securities rather than in percentages of their principal amount.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Capital Securities offered hereby are
estimated to be $       . The proceeds will be used by CFC to repay short-term
indebtedness, primarily commercial paper issued through dealers at varying rates incurred to make loan advances to its Members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of August 31, 1996, and as adjusted to reflect the issuance of the Capital Securities and the application of the proceeds thereof.

                                                                                          AS
                                                                       OUTSTANDING     ADJUSTED
                                                                       -----------    -----------
                                                                           (DOLLAR AMOUNTS IN
                                                                               THOUSANDS)
SENIOR DEBT:
     Short-term Debt(A).............................................   $ 2,708,684    $
     Long-term Debt(A)..............................................     4,049,122      4,049,122
                                                                       -----------    -----------
          Total Senior Debt(B)......................................     6,757,806
SUBORDINATED DEBT AND MEMBERS' EQUITY:
     Subordinated Deferrable Interest Debentures....................   $        --    $
     Members' Subordinated Certificates(C)..........................     1,216,547      1,216,547
     Members' Equity(D).............................................       233,260        233,260
                                                                       -----------    -----------
          Total Capitalization......................................   $ 8,207,613    $
                                                                       ===========    ===========

------------
(A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable-rate loans, as well as its long-term fixed-rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at August 31, 1996, bank revolving credit agreements providing for borrowings aggregating up to $5,050,000,000. CFC's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,346,300,000 increased each fiscal year after 1994 by 90% of net margins not distributed to Members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of Collateral Trust Bonds outstanding. Commercial paper in the amount of $2,730,000,000, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding Collateral Trust Bonds and Medium-Term Notes. CFC issued $100,000,000 of 6.75% Collateral Trust Bonds, Due 2001 on September 5, 1996 and issued $100,000,000 of 7.30% Collateral Trust Bonds, Due 2006 on September 26, 1996.

(B) At August 31, 1996, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,311,970,000. Guaranteed tax-exempt securities include $1,164,700,000 of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed with the exception of $91,000,000 of certain variable rate bonds. At August 31, 1996, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $911,193,000.

(C) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($638,440,000 at August 31, 1996) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(D) CFC allocates its net margins among its members in proportion to interest earned by CFC from such members within various loan pools. CFC intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The six years of unretired allocations that are currently held by the Company will be retired over the next 15 years commencing with the retirement made in August 1994. The current policy of Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC, is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of CFC, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                         SELECTED FINANCIAL INFORMATION

     The following table summarizes CFC's results of operations and fixed charge coverage for the years ended May 31, 1996 and May 31, 1995 and for the three months ended August 31, 1996 and August 31, 1995:

                                                THREE MONTHS ENDED
                                             ------------------------         YEAR ENDED MAY 31,
                                             AUGUST 31,    AUGUST 31,      ------------------------
                                                1996          1995            1996          1995
                                             ----------    ----------      ----------    ----------
                                                (DOLLAR AMOUNTS IN            (DOLLAR AMOUNTS IN
                                                    THOUSANDS)                    THOUSANDS)
                                                   (UNAUDITED)
    Operating income.....................     $134,267      $122,048        $ 505,073     $ 440,109
                                              ========       =======        =========     =========
    Operating margin.....................       12,105        11,569           46,857        41,803
    Nonoperating income..................          661           819            3,764         3,409
    Extraordinary loss...................           --            --           (1,580)           --
                                              --------       -------        ---------     ---------
    Net margins..........................     $ 12,766      $ 12,388        $  49,041     $  45,212
                                              ========       =======        =========     =========
    Fixed charge coverage ratio(1).......         1.12          1.12             1.12          1.13
                                              ========       =======        =========     =========

------------
(1) Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                     DESCRIPTION OF THE CAPITAL SECURITIES

     The following description of specific terms of the Capital Securities should be read in conjunction with the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities." The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the description in the
accompanying Prospectus and the Indenture, dated as of                     ,
1996, from CFC to Mellon Bank, N.A., as Trustee, as supplemented by resolutions of the Board of Directors of CFC (the "Board") passed by the Board on September 28, 1995 and resolutions of the Bond Pricing Committee of the Board passed by the Bond Pricing Committee on April 30, 1996. The Indenture, as so supplemented, is hereinafter referred to in this Prospectus Supplement as the "Indenture."

PRINCIPAL AMOUNT, INTEREST AND MATURITY

     The Capital Securities will be issued as a series of Debt Securities under the Indenture. The Capital Securities will be limited in aggregate principal amount to $125 million. There is no limit on the amount of additional securities similar to the Capital Securities that may be issued under the Indenture.

     The Capital Securities will mature on          , 2045 and will bear
interest at the rate per annum shown on the cover hereof from the date on which the Capital Securities are issued until the principal amount thereof becomes due and payable. Interest will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1996. Interest will be payable to the person in whose names the Capital Securities are registered at the close of business on the relevant record dates, which will be the Business Day (as hereinafter defined) immediately preceding the relevant payment dates. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Capital Securities is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" is any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

GLOBAL SECURITIES

     The Capital Securities will be represented by a Global Security that will be deposited with, or on behalf of, DTC, and will be available for purchase in denominations of $25.00 and any integral multiple thereof.

     DTC has advised CFC and the Underwriters that DTC is (i) a limited purpose trust company organized under the New York Banking Law, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the New York Uniform Commercial Code and (v) a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     A further description of DTC's procedures with respect to the Capital Securities is set forth under "Description of Debt Securities--Global Securities" in the accompanying Prospectus.

REDEMPTION

     The Capital Securities will be redeemable at the option of CFC, in whole or
in part, at any time on or after                     , 2001 and prior to
maturity, upon not less than 30 nor more than 60 days' notice, at 100% of the principal amount to be redeemed together with accrued interest to the redemption date. If a partial redemption would result in a delisting of the Capital Securities from any national securities exchange on which the Capital Securities are then listed, CFC may redeem such Capital Securities only in whole.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the Capital Securities to extend the interest payment period to a period not exceeding 20 consecutive quarters (an "Extension Period"). At the end of an Extension Period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the Capital Securities to the extent permitted by applicable law), provided that during any Extension Period CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Members' Subordinated Certificates, Members' Equity or patronage capital. Prior to the termination of any Extension Period, CFC may further extend the interest payment period, provided that such Extension Period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the Capital Securities. Upon the termination of an Extension Period and the payment of all amounts then due, CFC may select a new Extension Period, subject to the above requirements. No interest during an Extension Period, except at the end thereof, shall be due and payable. CFC shall give the holders of the Capital Securities notice of its selection of an Extension Period ten Business Days prior to the earlier of (i) the next interest payment due date and (ii) the date CFC is required to give notice to holders of the Capital Securities (or, if applicable, to the New York Stock Exchange or other applicable self-regulatory organization) of the record or payment date for such interest payment, but in any event not less than two Business Days prior to such record date.

ADDITIONAL EVENT OF DEFAULT

     In addition to the events of default described in the accompanying Prospectus under the caption "Description of Debt Securities--Events of Default," the following will constitute an Event of Default under the Indenture with respect to the Capital Securities: CFC shall pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any Members' Subordinated Certificates, Members' Equity or patronage capital, if such payment is made during an Extension Period, and either (i) such Extension Period has not expired or been terminated or (ii) CFC has not made all payments due on the Capital Securities as a result of such expiration or termination. However, because of the terms of the subordination provisions in CFC's Members' Subordinated Certificates, CFC's failure to pay interest on, or principal of, such Certificates during an Extension Period will not be a default thereunder.

DEFEASANCE

     The provisions described in the accompanying Prospectus under the caption "Description of Debt Securities--Defeasance" are applicable to the Capital Securities.

     As is set forth in such description, under the provisions of the Indenture, subject to certain conditions specified in the Indenture, the Capital Securities will be deemed to have been paid for purposes of the Indenture and the entire indebtedness of CFC in respect thereof will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the Trustee or any Paying Agent in trust sufficient cash or certain government securities, or a combination thereof, to fully satisfy all principal of and interest on the Capital Securities.

PAYING AGENT AND REGISTRAR

     Initially, Mellon Bank, N.A. will act as Paying Agent and Registrar for the Capital Securities.

                                 U.S. TAXATION

GENERAL

     This section is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of Capital Securities and represents the opinion of Milbank, Tweed, Hadley & McCloy, special tax counsel to CFC, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Capital Securities. Moreover, the discussion focuses on holders of Capital Securities who are individual citizens or residents of the United States who are initial purchasers and who hold Capital Securities as a capital asset and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective purchaser of Capital Securities should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Capital Securities.

UNITED STATES HOLDERS

     For purposes of this discussion, a "United States Holder" is a beneficial owner who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of Capital Securities.

     Under income tax regulations that recently became effective, based on certain factual assumptions concerning the Capital Securities, CFC believes that the Capital Securities will not be treated as issued with original issue discount or OID. It should be noted that these regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service (the "IRS"), and counsel is not providing any opinion on this question. Accordingly, it is possible that the IRS could take a position contrary to the interpretation described herein.

     CFC has the right to defer payments of interest on the Capital Securities for Extension Periods of up to 20 consecutive calendar quarters and to pay as a lump sum at the end of such period all of the interest that has accrued during such period. Should CFC exercise this option to extend the interest payment periods, the Capital Securities would at that time be treated as issued with OID and all the stated interest payments on the Capital Securities would thereafter be treated as OID as long as they remained outstanding. As a result, United States Holders would, in effect, be required to accrue interest income even if the holders are on the cash method of tax accounting. Consequently, in the event that the interest payment period is extended, a United States Holder would be required to include OID in income on an economic accrual basis notwithstanding that CFC will not make any interest payments during such period on the Capital Securities. The tax basis of a Capital Security will be increased by the amount of any OID that is included in income, and will be decreased when and if distributions are subsequently received from CFC by such Holders.

     A United States Holder will generally recognize gain or loss on the sale or retirement of a Capital Security equal to the difference between the amount realized from the sale or retirement of such Capital Security and the tax basis of the Capital Security. Such gain or loss will be capital gain or loss, except to the extent attributable to accrued but unpaid interest not previously included in such United States Holder's income, and will be long-term capital gain or loss if the Capital Security has been held for more than one year. The tax basis of a Capital Security will generally equal the amount paid for it, increased by the amount of any accrued and unpaid interest previously included in the United States Holder's income.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any holder who or that is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of Capital Securities.

     Under current United States federal income tax law, subject to the discussion below with respect to backup withholding: (i) payments by CFC or any of its paying agents to any holder of Capital Securities who or that is a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the beneficial owner of Capital Securities does not actually or constructively own 10% or more of the total combined voting power of all classes of capital stock of CFC entitled to vote, (b) the beneficial owner of Capital Securities is not a controlled foreign corporation that is related to CFC through stock ownership and (c) either (x) the beneficial owner of Capital Securities certifies to CFC or its agent, under penalties of perjury, that it is a United States Alien Holder and provides its name and address or (y) the holder of Capital Securities is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to CFC or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes CFC or its agent with a copy thereof, and (ii) a United States Alien Holder of Capital Securities will generally not be subject to United States federal income or withholding taxes on any gain realized on the sale or exchange of Capital Securities if (a) such gain is not effectively connected with a U.S. trade or business of the United States Alien Holder and (b) in the case of an individual, such United States Alien Holder (x) is not present in the United States for 183 days or more in the taxable year of the sale or exchange or (y) does not have a tax home (as defined in Section 911(d)(3) of the Code) in the United States in the taxable year of the sale or exchange and the gain is not attributable to an office or other fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest on Capital Securities, and the proceeds of the sale of Capital Securities prior to maturity within the United States, with respect to non-corporate United States Holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or underreports its tax liability required to be shown on its federal income tax returns.

     Information reporting and backup withholding will not apply to payments of principal and interest made by CFC or a paying agent to a United States Alien Holder on Capital Securities if the certification described in clause (i)(c) under "United States Alien Holders" above is received, or if the United States Alien Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the holder is a United States Holder.

     Payments of the proceeds from the sale by a United States Alien Holder of Capital Securities made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment is effectively connected with a United States trade or business information reporting may apply to such payments. Payments of proceeds from the sale of Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the United States Alien Holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITING

     The Underwriters (the "Underwriters") named below, acting through their Representatives, Lehman Brothers Inc., Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated and Prudential Securities Incorporated, have severally agreed to purchase, and CFC has agreed to sell to them, the respective principal amounts of Capital Securities set forth opposite their names:

                                                                          PRINCIPAL
                                 UNDERWRITER                                AMOUNT
        --------------------------------------------------------------   ------------
        Lehman Brothers Inc...........................................   $
        Dean Witter Reynolds Inc. ....................................
        A.G. Edwards & Sons, Inc. ....................................
        Goldman, Sachs & Co. .........................................
        Merrill Lynch, Pierce, Fenner & Smith Incorporated ...........
        PaineWebber Incorporated......................................
        Prudential Securities Incorporated............................
                                                                         ------------
                  Total...............................................   $125,000,000
                                                                         ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions as therein set forth. The Underwriters will be obligated to purchase all the Capital Securities if any of the Capital Securities are purchased.

     CFC has been advised by the Underwriters that the Underwriters propose to offer the Capital Securities to the public initially at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such
price less a selling concession not in excess of $       per Capital Security.
The Underwriters may allow and each such dealer may reallow to other dealers a
concession not exceeding $       per Capital Security. After the initial public
offering, such public offering price and such concessions and reallowances may be changed.

     The Capital Securities are a new issue of securities with no established trading market. The Capital Securities have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange (the "Exchange"). In order to meet one of the requirements for listing the Capital Securities on the Exchange, the Underwriters will undertake to sell 1,000,000 or more Capital Securities to a minimum of 400 beneficial holders. Trading of the Capital Securities on the Exchange is expected to commence within a thirty-day period after the initial delivery of the Capital Securities. CFC has been advised by the Underwriters that they intend to make a market in the Capital Securities but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Capital Securities.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     See "Plan of Distribution" in the accompanying Prospectus for further information regarding the distribution of the Capital Securities.

                                 LEGAL MATTERS

     Statements as to U.S. taxation in this Prospectus Supplement under the caption "U.S. Taxation" have been passed upon for CFC by Milbank, Tweed, Hadley & McCloy, special tax counsel to CFC, and are stated herein on their authority as experts.

PROSPECTUS

                                  $250,000,000

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION
                                DEBT SECURITIES

                            ------------------------

     National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") intends to issue in one or more series from time to time up to $250,000,000 aggregate principal amount of debt securities (the "Debt Securities"). The Debt Securities of each series will be offered to the public on terms determined by market conditions at the time of sale. The Company may sell Debt Securities (i) directly to purchasers, (ii) through agents designated from time to time or (iii) through underwriters or a group of underwriters which may include Lehman Brothers Inc.

     The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, premium, if any, rate (or method of calculation) and time of payment of any interest, any redemption terms, any listing on a securities exchange, or other specific terms of the Debt Securities in respect of which this Prospectus is being delivered ("Offered Debt Securities") are set forth in the accompanying Prospectus Supplement or in a supplement thereto relating to the specific Offered Debt Securities (together, the "Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities.

     The Prospectus Supplement relating to the Offered Debt Securities will also contain information concerning certain U.S. federal income tax considerations, if applicable to the Offered Debt Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                             CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

                The date of this Prospectus is October 17, 1996

     IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED DEBT SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at the prescribed rates. In addition, certain of the Company's securities are listed on, and reports and other information concerning the Company can also be inspected at, the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, NY 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus.

        1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Debt Securities, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge upon written or oral request by any person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to Steven L. Lilly, Senior Vice President and Chief Financial Officer, National Rural Utilities Cooperative Finance Corporation, Woodland Park, 2201 Cooperative Way, Herndon, VA 20171. Telephone requests may be directed to (703) 709-6700.
                            ------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.

                                  THE COMPANY

     National Rural Utilities Cooperative Finance Corporation (the "Company" or "CFC") was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in April 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members ("utility members") to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. Also, through Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC also makes loans to service organization members ("service members") to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation ("NCSC") in connection with certain lease transactions of its members. In addition, through Guaranty Funding Cooperative ("GFC"), a controlled affiliate of CFC established in 1991, CFC provides financing for certain members to refinance their debt to the Federal Financing Bank of the United States Treasury ("FFB"). CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171 and its telephone number is (703) 709-6700.

     CFC's 1,051 members as of May 31, 1996, included 903 rural electric utility members, virtually all of which are consumer-owned cooperatives, 74 service members and 74 associate members. The utility members included 838 distribution systems and 65 generation and transmission ("power supply") systems operating in 46 states and U.S. territories. At December 31, 1994, CFC's member rural electric systems provided service to about 70% of the contiguous continental land territory of the United States, serving approximately 12.2 million consumers, representing an estimated 32.0 million ultimate users of electricity, and owned approximately $66.5 billion (before depreciation of $19.4 billion) in total utility plant.

     CFC's long-term loans to utility members generally have 35-year maturities. They are made primarily in conjunction with concurrent RUS loans and are generally secured ratably with RUS's loans by a common mortgage on substantially all the utility member's property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are set weekly based on CFC's overall cost of long-term capital and may be obtained for any period from one to 30 years. Variable rates are adjusted monthly in line with changes in CFC's cost of short-term funds.

     CFC makes short-term unsecured line-of-credit loans and secured intermediate-term loans with up to five-year maturities. Rates on these loans may be adjusted semi-monthly in line with changes in CFC's short-term cost of funds. The intermediate-term loans are generally made to Power Supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through RTFC. Such loans are long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. As of May 31, 1996, RTFC had 388 members.

     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage (often joint with RUS) on the system's property or, in the case of a lease transaction, on the leased property. Holders of $1.2 billion of the guaranteed pollution control debt (at May 31, 1996) have the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

     By policy, CFC maintains an allowance for loan and guarantee losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 1996, the allowance was $218.0 million. At May 31, 1996, CFC's ten largest borrowers, which were all power supply members, had outstanding loans totaling $763.1 million (excluding $368.0 million of loans guaranteed by RUS), which represented approximately 9.6% of CFC's total loans outstanding. As of May 31, 1996, outstanding CFC guarantees for these same ten largest borrowers totaled $1,528.3 million, which represented 67.5% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative ("Deseret"), was in financial difficulty (See "The Rural Electric Systems--Power Supply Systems"). At May 31, 1996, loans outstanding to Deseret accounted for 2.0% of total loans outstanding (excluding loans guaranteed by RUS) and guarantees outstanding to Deseret accounted for 13.4% of total guarantees outstanding. Total loans and guarantees outstanding to Deseret equaled 27.2% of total Members' Equity, Members' Subordinated Certificates and the allowance for loan and guarantee losses.

     Set forth below is a table showing loans outstanding to borrowers as of May 31, 1996, 1995 and 1994, and the weighted average interest rates thereon and loans committed but unadvanced to borrowers at May 31, 1995.

                                              LOANS OUTSTANDING AND WEIGHTED AVERAGE INTEREST                LOANS COMMITTED
                                                          RATES THEREON AT MAY 31,                          BUT UNADVANCED AT
                                    --------------------------------------------------------------------      MAY 31, 1996
                                       1996                    1995                    1994                      (A)(B)
                                    ----------              ----------              ----------              -----------------
                                                               (DOLLAR AMOUNTS IN THOUSANDS)
Long-term fixed rate secured
  loans(C):
    Distribution Systems(D)......   $2,380,587     7.29%    $1,645,551     7.68%    $1,502,454     7.69%       $    36,117
    Power Supply Systems(D)......      247,556     7.71%       253,208     7.68%       273,186     7.56%             1,214
    Telecommunication
      Organizations..............      134,497     8.66%       141,144     8.98%       119,600     9.16%                --
    Service Organizations
      (D)(E).....................       77,205     8.03%        81,521     9.27%        94,104     9.53%             3,140
    Associate Members............        1,542    10.25%         1,569    10.25%         1,606    10.25%                --
                                    ----------              ----------              ----------                   ---------
        Total long-term fixed
          rate secured loans.....    2,841,387     7.41%     2,122,993     7.83%     1,990,950     7.85%            40,471
                                    ----------              ----------              ----------                   ---------
Long-term variable rate secured
  loans(F):
    Distribution Systems.........    2,717,494     6.45%     2,553,590     6.50%     2,172,799     4.65%           839,861
    Power Supply Systems.........      202,249     6.45%       191,967     6.50%       170,683     4.65%           626,926
    Telecommunication
      Organizations..............      764,911     6.55%       704,427     6.64%       499,506     4.92%           202,971
    Service Organizations(E).....       46,376     6.45%        53,332     6.50%        39,487     4.65%            71,400
    Associate Members............       47,541     6.19%        42,561     6.20%        29,089     4.45%            38,979
                                    ----------              ----------              ----------                   ---------
        Total long-term variable
          rate secured loans.....    3,778,571     6.47%     3,545,877     6.52%     2,911,564     4.69%         1,780,137
                                    ----------              ----------              ----------                   ---------
Refinancing variable rate loans
  guaranteed by RUS:
    Power Supply Systems.........      416,637     6.47%       429,129     7.27%       533,545     4.87%                --
                                    ----------              ----------              ----------                   ---------
Intermediate-term secured loans:
    Distribution Systems.........        4,831     6.60%         4,176     6.85%         4,112     4.90%             2,300
    Power Supply Systems.........       53,614     6.60%        40,237     6.85%        21,316     4.90%           168,123
    Service Organizations........       27,652     6.60%        11,429     6.85%         2,099     4.90%             9,384
                                    ----------              ----------              ----------                   ---------
        Total intermediate-term
          secured loans..........       86,097     6.60%        55,842     6.85%        27,527     4.90%           179,807
                                    ----------              ----------              ----------                   ---------
Intermediate-term unsecured
  loans:
    Distribution Systems.........       16,019     6.45%        11,392     6.50%        13,046     4.90%            41,572
    Power Supply Systems.........       28,957     6.45%        47,443     6.50%        84,515     4.90%            67,190
    Telecommunication
      Organizations..............       12,048     6.80%         3,255     7.54%         1,265     5.05%             8,501
                                    ----------              ----------              ----------                   ---------
        Total intermediate-term
          unsecured loans........       57,024     6.52%        62,090     6.56%        98,826     4.90%           117,263
                                    ----------              ----------              ----------                   ---------
Short-term unsecured loans(G):
    Distribution Systems.........      409,664     6.60%       445,962     6.85%       276,373     4.90%         2,191,156
    Power Supply Systems.........       25,763     6.60%        10,267     6.85%        14,048     4.90%           930,710
    Telecommunication
      Organizations..............       63,813     7.15%        34,637     7.60%        31,176     5.65%           278,811
    Service Organizations........       23,467     6.60%        25,653     6.85%        11,812     4.90%            77,499
    Associate Members............        9,240     6.60%         7,651     6.85%         3,084     4.90%            15,685
                                    ----------              ----------              ----------                   ---------
        Total short-term loans...      531,947     6.67%       524,170     6.90%       336,493     4.97%         3,493,861
                                    ----------              ----------              ----------                   ---------
Nonperforming loans(H):
    Distribution Systems.........        1,739     7.20%         1,830     7.21%         1,933     8.27%                --
    Power Supply Systems.........       23,555     6.48%        25,811     6.57%        27,948     4.75%                --
    Telecommunication
      Organizations..............           --        --            --        --         2,098     6.13%                --
    Associate Members............           --        --            --        --        12,961     9.00%                --
                                    ----------              ----------              ----------                   ---------
        Total nonperforming
          loans..................       25,294     6.53%        27,641     6.61%        44,940     6.19%                --
                                    ----------              ----------              ----------                   ---------




                                                                                                                LOANS COMMITTED
                                                                                                               BUT UNADVANCED AT
                                                LOANS OUTSTANDING AND WEIGHTED AVERAGE INTEREST                  MAY 31, 1996
                                                           RATES THEREON AT MAY 31,                                 (A)(B)
                                    -----------------------------------------------------------------------    -----------------
                                            1996                     1995                     1994
                                    ---------------------    ---------------------    ---------------------
                                                                   (DOLLAR AMOUNTS IN THOUSANDS)
Restructured loans(I):
    Distribution Systems.........   $    2,576     18.37%    $    2,654     18.37%    $    2,667     18.37%       $        --
    Power Supply Systems.........      205,074      9.13%       180,521      9.01%       160,873      8.32%                --
    Service Organizations........        1,711      6.45%         1,803      6.50%         1,833      4.62%                --
                                    ----------               ----------               ----------                    ---------
        Total restructured
          loans..................      209,361      9.22%       184,978      9.12%       165,373      8.44%                --
                                    ----------               ----------               ----------                    ---------
        Total loans..............    7,946,318      6.85%     6,952,720      7.01%     6,109,218      5.87%         5,611,539
                                    ----------               ----------               ----------                    ---------
Less: Allowance for loan and
  guarantee losses...............      218,047                  205,596                  188,196                           --
                                    ----------               ----------               ----------                    ---------
    Net loans....................   $7,728,271               $6,747,124               $5,921,022                  $ 5,611,539
                                    ==========               ==========               ==========                    =========

----------

(A)  The interest rates in effect at August 1, 1996, for loans to electric members were
     7.60% for long-term loans with a seven-year fixed rate term, 6.20% on variable rate long-term loans and 6.35% on intermediate- and short-term loans. The rates in effect at
     August 1, 1996, on loans to associate members were 8.15% for long- term loans with a seven-year fixed rate term loans, 6.20% on long-term variable rate loans and 6.35% on short-term loans. The rates in effect at August 1, 1996, on loans to telecommunication organizations were 8.25% for long-term loans with a seven-year fixed rate term, 6.30%
     on long-term variable rate loans, 6.55% on intermediate-term loans and 6.90% on short-term loans.
(B)  Unadvanced commitments include loans approved by CFC for which loan contracts have not yet been executed or for which loan contracts have been executed, but funds have not been advanced. Long-term unadvanced loan commitments that do not have an interest rate associated with the commitment have been listed under the variable rate. Rates, fixed or variable, will be set at the time of advance, on the amount of the advance.
(C)  Includes $198.3 million and $30.4 million of unsecured loans at May 31, 1996 and 1995.
(D)  During calendar year 1997, $131.5 million of such outstanding fixed rate loans, which currently have a weighted average interest rate of 9.07% per annum, will become subject to rate adjustment. During the first quarter of calendar year 1996, long-term fixed rate loans totaling $46.6 million had their interest rates adjusted. These loans will be eligible to readjust their interest rate again during the first quarter of calendar year 1997 to the lowest long-term fixed rate offered during 1996 for the term selected.
     At January 1 and May 31, 1996, the seven-year long-term fixed rate was 6.65% and 7.65%, respectively.
(E)  CFC had loans outstanding to NCSC in each of the periods shown. Long-term fixed rate loans outstanding to NCSC as of May 31, 1996, 1995 and 1994, were $31.8 million, $48.5 million and $47.8 million, respectively. In addition, as of May 31, 1996, 1995 and
     1994, CFC had unadvanced long-term fixed rate and long-term variable rate loan commitments to NCSC in the amounts of $15.4 million, $12.3 million and $14.7 million, respectively.
(F)  Includes $84.6 million, $41.4 million and $3.5 million of unsecured loans at May 31,
     1996, 1995 and 1994.
(G)  Includes $92.7 million, $30.9 million and $18.2 million of secured loans at May 31,
     1996, 1995 and 1994.
(H)  The rates on nonperforming loans are the weighted average of the stated rates on such loans as of the dates shown and do not necessarily relate to the interest recognized by
     CFC from such loans.
(I)  The rates on restructured loans are the weighted average of the effective rates (based on the present value of scheduled future cashflows) as of the dates shown and do not necessarily relate to the interest recognized by CFC on such loans.

     Set forth below is a table showing CFC's guarantees as of the dates indicated. Substantially all guarantees have been provided on behalf of Power Supply members.

                             CFC MEMBER GUARANTEES

                                                                        MAY 31,
                                                        ----------------------------------------
                                                           1996           1995           1994
                                                        ----------     ----------     ----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Long-term tax exempt bonds............................. $1,317,655*    $1,496,930*    $1,494,200*
Debt portions of leveraged lease transactions..........    432,516        568,662        646,472
Indemnifications of tax benefit transfers..............    363,702        389,755        414,512
Other guarantees.......................................    135,567        119,575        100,643
                                                        ----------     ----------     ----------
               Total................................... $2,249,440     $2,574,922     $2,655,827
                                                        ==========     ==========     ==========

----------

* Includes $1,168.9 million, $1,200.1 million and $1,214.6 million at May 31, 1996, 1995 and 1994, respectively, of adjustable rate pollution control bonds which can be tendered for purchase at specified times at the option of the holders (in the case of $370.1 million, $376.7 million and $382.9 million of such bonds outstanding at May 31, 1996, 1995 and 1994, respectively, at any time on seven days' notice, in the case of $248.8 million, $254.5 million and $289.5 million outstanding at May 31, 1996, 1995 and 1994, respectively, at any time on a minimum of one day's notice and in the case of the remainder on a five-week or semiannual basis). CFC has agreed to purchase any such bonds that cannot be remarketed. Since the inception of the program CFC has not been required to purchase any such bonds.

     Set forth below are the weighted average interest rates earned by CFC (recognized in the case of nonperforming and restructured loans) on all loans outstanding during the fiscal years ended May 31.

                         INTEREST RATES EARNED ON LOANS

                                                            1996       1995       1994
                                                           -------    -------    ------
      Long-term fixed rate...............................    7.92%      8.63%     8.63%
      Long-term variable rate............................    6.30%      5.90%     4.08%
      Telecommunication Organizations....................    6.86%      6.70%     5.58%
      Refinancing loans guaranteed by RUS................    6.75%      6.07%     4.01%
      Intermediate-term..................................    6.57%      6.19%     4.41%
      Short-term.........................................    6.49%      6.29%     4.38%
      Associate Members..................................    6.46%      5.40%     4.21%
      Nonperforming......................................    0.25%      1.56%     1.19%
      Restructured.......................................    1.49%      1.92%     2.33%
           All loans.....................................    6.77%      6.72%     5.66%

     Set forth below is a table showing CFC's outstanding borrowings and the weighted average interest rates thereon as of the dates shown:

                                 CFC BORROWINGS

                                                                        AMOUNTS OUTSTANDING AT MAY 31,
                                                  --------------------------------------------------------------------------
                                                     1996                      1995                      1994
                                                  ----------                ----------                ----------
                                                                      (DOLLAR AMOUNTS IN THOUSANDS)
Long- and intermediate-term debt:(A)
  9.50% Series T Collateral Trust Bonds,
    Due 1997(B)(1).............................   $  150,000                $  150,000                $  150,000
  8.50% Series U Collateral Trust Bonds,
    Due 1998(1)................................      149,800                   149,800                   149,800
  7.40% Series A Collateral Trust Bonds,
    Due 2007(C)(1).............................           --                        --                     2,819
  Floating Rate Series E-2 Collateral Trust
    Bonds,
    Due 2010(1)................................        2,178                     2,189                     2,253
  9.00% Series O Collateral Trust Bonds,
    Due 2016(C)(1).............................           --                    82,289                    87,400
  9.00% Series V Collateral Trust Bonds,
    Due 2021(1)................................      150,000                   150,000                   150,000
  Floating Rate Series 1994A Collateral Trust
    Bonds, Due 1996(B)(2)......................      150,000                   150,000                        --
  6.45% Collateral Trust Bonds, Due 2001(2)....      100,000                        --                        --
  6.50% Collateral Trust Bonds, Due 2002(2)....      100,000                        --                        --
  5.95% Collateral Trust Bonds, Due 2003(2)....      100,000                        --                        --
  6.65% Collateral Trust Bonds, Due 2005(2)....       50,000                        --                        --
  7.20% Collateral Trust Bonds, Due 2015(2)....       50,000                        --                        --
  Medium-Term Notes and weighted average
    interest rates.............................      604,252     (6.68%)       573,637     (7.23%)       472,208     (6.99%)
                                                  ----------                ----------                ----------
    Total long- and intermediate-term debt and
      weighted average interest rates(D)(E)....    1,606,230     (7.20%)     1,257,915     (7.90%)     1,014,480     (8.06%)
Members' Subordinated Certificates, including
  advance payments and weighted average
  interest rates(F)............................    1,073,924     (4.29%)     1,096,466     (4.36%)     1,086,529     (4.46%)
                                                  ----------                ----------                ----------
    Total long- and intermediate-term debt and
      Members' Subordinated Certificates and
      weighted average interest rates..........   $2,680,154     (6.03%)    $2,354,381     (6.25%)    $2,101,009     (6.20%)
                                                  ----------                ----------                ----------
Short-term debt(G) and weighted average
  interest rates(H)............................   $4,901,570     (5.41%)    $4,242,570     (6.11%)    $3,637,975     (4.23%)
                                                  ----------                ----------                ----------
    Total debt and weighted average interest
      rates at May 31..........................   $7,581,724     (5.63%)    $6,596,951     (6.16%)    $5,738,984     (4.95%)
                                                  ==========                ==========                ==========

----------

(1)  Collateral Trust Bonds issued under the 1972 Indenture.
(2)  Collateral Trust Bonds issued under the 1994 Indenture.
(A)  Net of $0.2 million, $1.1 million and $0.2 million principal amount of bonds held in treasury at
     May 31, 1996, 1995 and 1994, respectively, all of which was purchased in connection with CFC's deferred compensation program.
(B)  Collateral Trust Bonds maturing during fiscal year 1997 have been reclassified to short-term debt in the balance sheet.
(C)  The Series O Collateral Trust Bonds were called on March 16, 1996. The Series A Collateral Trust
     Bonds were called on December 1, 1994, at par.
(D)  Excludes $2,730.0 million, $2,430.0 million, and $2,030.0 million of Commercial Paper classified as long-term debt as of May 31, 1996, 1995 and 1994, respectively.
(E)  Total long- and intermediate-term debt includes $639.0 million which will be due or is expected to be redeemed during fiscal year 1997.
(F)  Excluding $102.5 million, $114.1 million and $107.1 million of Debt Service Reserve Certificates and $31.4 million, $24.3 million and $29.3 million of subscribed but unissued Subordinated
     Certificates as of May 31, 1996, 1995 and 1994, respectively, since such funds are not generally available for investing in earning assets.
(G)  Net of discount; includes $2,730.0 million $2,430.0 million and $2,030.0 million of Commercial
     Paper classified as long-term debt as of May 31, 1996, 1995 and 1994, respectively. Includes
     $183.5 million, $350.0 million, and $209.0 million of Bank Bid Notes at May 31, 1996, 1995 and
     1994, respectively.

     Set forth below are the weighted average costs incurred by CFC on its short-term borrowings (Commercial Paper and Bank Bid Notes) and on its long-term borrowings (Collateral Trust Bonds, Medium-Term Notes and interest rate swaps) for the period shown.

                        INTEREST COSTS ON CFC BORROWINGS

                                                                  YEARS ENDED MAY 31,
                                                            --------------------------------
                                                             1996         1995         1994
                                                            ------       ------       ------
    Short-term borrowings..................................  5.83%        5.59%        3.67%
    Long-term borrowings...................................  7.99%        8.15%        8.63%
         Total short- and long-term borrowings.............  6.33%        6.15%        5.14%

     Due to its non-profit character, CFC does not seek to maximize its operating margins, but rather to achieve margins only to the extent considered by CFC to be consistent with sound financial practice. CFC is exempt from the payment of Federal income taxes.

                                USE OF PROCEEDS

     Except as may be otherwise provided in a Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Company and will be available for making loans to members, the repayment of short-term borrowings, the refinancing of existing long-term debt and for other corporate purposes. The Company expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 1996.

                                        1996         1995         1994         1993         1992
                                     ----------   ----------   ----------   ----------   ----------
                                                            (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income.................... $  505,073   $  440,109   $  324,682   $  336,387   $  402,255
                                     ==========   ==========   ==========   ==========   ==========
Operating margin.................... $   46,857   $   41,803   $   29,159   $   38,352   $   42,809
Nonoperating income.................      3,764        3,409        4,029        3,296        2,744
Extraordinary loss(A)...............     (1,580)          --           --       (3,161)      (1,398)
                                     ----------   ----------   ----------   ----------   ----------
Net margins......................... $   49,041   $   45,212   $   33,188   $   38,487   $   44,155
                                     ==========   ==========   ==========   ==========   ==========
Fixed charge coverage ratio(A)......       1.12         1.13         1.13         1.16         1.14
                                           ----         ----         ----         ----         ----
                                           ----         ----         ----         ----         ----
As of May 31:
Assets.............................. $8,054,089   $7,080,789   $6,224,296   $5,464,144   $5,401,473
                                     ==========   ==========   ==========   ==========   ==========
Long-term debt(B)................... $3,682,421   $3,423,031   $2,841,220   $3,095,488   $2,971,074
                                     ==========   ==========   ==========   ==========   ==========
Members' subordinated
  certificates...................... $1,207,684   $1,234,715   $1,222,858   $1,215,547   $1,221,095
                                     ==========   ==========   ==========   ==========   ==========
Members' equity..................... $  269,641   $  270,221   $  260,968   $  258,299   $  246,320
                                     ==========   ==========   ==========   ==========   ==========
Leverage ratio(C)...................       5.69         5.13         4.63         4.41         4.44
                                           ----         ----         ----         ----         ----
                                           ----         ----         ----         ----         ----

----------
(A) During the years ended May 31, 1996, 1993 and 1992, CFC paid premiums totaling $1.6 million, $3.2 million and $1.4 million, respectively, in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $351.5 million, $262.7 million, $200.8 million, $286.8 million and $494.5 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1997, 1996, 1995, 1994 and 1993, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding debt used to fund loans guaranteed by the U.S. Government, by the total of Members' Subordinated Certificates and Members' Equity.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $121.3 million for the year ended May 31, 1996.

     The Company does not have outstanding any common stock and does not pay dividends. Under current policies, CFC retires Patronage Capital Certificates, which represent allocations of CFC's net margins, 70% during the next fiscal year and expects to retire the remaining 30% after 15 years, if permitted by CFC's contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired.

                                 CAPITALIZATION

     The following table shows the capitalization of the Company as of May 31, 1996.

                                                                                    (DOLLARS
                                                                                       IN
                                                                                   THOUSANDS)
                                                                                   ----------
SENIOR DEBT:
     Short-term Indebtedness(A).................................................   $2,471,552
     Long-term Debt(A)..........................................................    4,033,881
                                                                                   ----------
          Total Senior Debt(B)..................................................    6,505,433
SUBORDINATED DEBT AND MEMBERS' EQUITY:
     Members' Subordinated Certificates(C)......................................    1,207,684
     Members' Equity(D).........................................................      269,641
                                                                                   ----------
          Total Capitalization..................................................   $7,982,758

----------
(A) Short-term indebtedness is used to fund the Company's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, the Company had at May 31, 1996 bank revolving credit agreements providing for borrowings aggregating up to $5,050,000,000. The Company's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,346,300,000 increased each fiscal year after 1994 by 90% of net margins not distributed to Members, an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025 and that the Company has no material contingent or other liability or material litigation that was not disclosed by or reserved against in its most recent annual financial statements (other than loan and guaranty commitments issued in the ordinary course of business). The revolving credit agreements also require a fixed charge coverage ratio of
    1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit the Company from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Notes payable in the amount of $2,730,000,000, which are supported by a three-year revolving credit agreement, are shown as long-term debt. Long-term debt also includes the Company's outstanding collateral trust bonds and Medium-Term Notes. The outstanding collateral trust bonds have been issued under a separate indenture and are secured by a separate pool of collateral.

(B) At May 31, 1996, the Company had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,317,655,000. Guaranteed tax-exempt securities include

    $1,168,900,000 of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. The Company has agreed to purchase any such bonds that cannot be remarketed. At May 31, 1996, the Company had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $931,785,000.

(C) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with the Company's extension of long-term credit to them. Those issued as a condition of membership ($638,440,000 at May 31, 1996) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(D) The Company allocates its net margins among its members in proportion to interest earned by the Company from such members within various loan pools. The Company intends to return 70% of the amounts so allocated to its members in the next fiscal year and the remaining 30% after 15 years with due regard for the Company's financial condition. The current policy of RTFC is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of the Company, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                    THE RURAL ELECTRIC AND TELEPHONE SYSTEMS

GENERAL

     CFC's 903 rural electric Utility Members as of May 31, 1996, were drawn from the approximately 915 (at December 31, 1994) rural electric utility systems (the "systems") which were eligible for RUS loans. A large proportion of the eligible systems are members of CFC and information regarding these systems is available in the Annual Statistical Reports of RUS ("RUS Reports"), therefore, commentary in this section is based on information about the systems generally, rather than CFC members alone (see Note on page 17). However, the Composite Financial Statements on pages 18 to 20 relate only to CFC Utility Members. At December 31, 1994, and for the year then ended, CFC's members accounted for approximately 98% of the total utility plant, 94% of the total equity, 97% of the net margins and 93% of the total number of systems covered by RUS Reports, and CFC believes that its members are representative of the systems as a whole.

     Although generally stable retail rates have been the historical pattern of RUS borrowers, in the 1970's and early 1980's rising costs of fuel, material, labor, capital and wholesale power required rate increases by most of the distribution systems. Increases in costs have also resulted in rate increases by the power supply systems. Virtually all power contracts between power supply systems and their member distribution systems provide for rate increases to cover increased costs of supplying power, although in certain cases such increases must be approved by regulatory agencies. During the last five years costs and rates have generally been stable.

THE RUS PROGRAM

     Since the enactment of the Rural Electrification Act of 1936 ("the Act"), RUS has financed the construction of electric generating plants, transmission facilities and distribution systems in order to provide electricity to persons in rural areas who were without central station service. Principally through the organization of systems under the RUS loan program in 46 states and U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11% in 1934 to almost 99% currently. Rural electric systems serve 11% of all consumers of electricity in the United States and its territories. They account for approximately 8% of total sales of electricity and about 7% of energy generation and generating capacity.

     In 1949, the Act was amended to allow RUS to lend for the purpose of furnishing and improving rural telephone service. At December 31, 1994, 695 of RUS's 919 telephone borrowers provided service to 4.4 million subscribers throughout the United States and its territories (reporting information was not available for the remaining 224 borrowers).

     The Act provides for RUS to make insured loans and to provide other forms of financial assistance to borrowers. RUS is authorized to make direct loans at below-market rates to systems which are eligible to borrow from it. RUS is also authorized to guarantee loans which have been used mainly to provide financing for construction of bulk power supply projects. Guaranteed loans bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). For telephone borrowers, RUS also provides financing through the Rural Telephone Bank ("RTB"). The RTB is a government corporation providing financing at rates reflecting its cost of capital. RUS exercises a high degree of financial and technical supervision over borrowers' operations. Its loans and guarantees are secured by a mortgage on substantially all the system's property and revenues.

     For fiscal year 1997, Congress has approved RUS electric insured loan levels of $650 million, of which $125 million would be at the 5% rate, and $525 million would be at municipal bond equivalent rates. An additional $300 million would be available in loan guarantees.

     Legislation enacted in 1994 allows RUS electric borrowers to prepay their loans to RUS at a discount based on the government's cost of funds at the time of prepayment. If a borrower chooses to prepay its notes, it becomes ineligible for future RUS lending for a period of ten years, but remains eligible for RUS loan guarantees. As of July 31, 1996, 77 borrowers had either fully prepaid or partially prepaid their RUS notes, under these provisions, in the total amount of $1,177.9 million. A total of 59 of these borrowers have selected CFC to refinance a total of $1,005.8 million of this amount.

DISTRIBUTION SYSTEMS

     Distribution systems are local utilities distributing electric power, generally purchased from wholesale sources, to consumers in their service areas. Virtually all are locally-managed cooperative, non-profit associations, and most have been in operation for at least 40 years. At December 31, 1994, the approximate number of consumers served by RUS electric borrowers was 12.2 million, representing an estimated 32.0 million ultimate users. Aggregate operating revenues of the distribution systems from sales of electric energy for the year ended December 31, 1994, totaled $16.5 billion, of which 64% was derived from the sales of electricity to residential consumers (farm and non-farm), 30% from such sales to commercial and industrial consumers and the remainder from sales to various other consumers.

     The composite TIER of CFC member distribution systems increased from 2.54 in 1993 to 3.16 in 1994. The composite DSC ratio decreased from 2.44 in 1993 to
2.26 in 1994. The composite MDSC ratio decreased from 2.21 in 1993 to 2.09 in 1994. Composite equity as a percent of total assets for member distribution systems increased from 40.83% at December 31, 1993 to 41.53% at December 31, 1994.

     Wholesale power supply contracts ordinarily guarantee neither an uninterrupted supply nor a constant cost of power. Contracts with RUS-financed power supply systems (which generally require the distribution system to purchase all its power requirements from the power supply system) provide for rate increases to pass along increases in sellers' costs. The wholesale power contracts permit the power supply system, subject to RUS approval, and, in certain circumstances, regulatory agencies, to establish rates to its members so as to produce revenues sufficient, with revenues from all other sources, to meet the costs of operation and maintenance (including, without limitation, replacements, insurance, taxes and administrative and general overhead expenses) of all generating, transmission and related facilities, to pay the cost of any power and energy purchased for resale, to pay the costs of generation and transmission, to make all payments on account of all indebtedness and leases of the power supply system and to provide for the establishment and maintenance of reasonable reserves. The rates under the wholesale power contracts are required to be reviewed by the Board of Directors of the power supply system at least annually.

     Power contracts with investor-owned utilities and power supply systems which do not borrow from RUS generally have rates subject to regulation by the Federal Energy Regulatory Commission ("FERC"). Contracts with Federal agencies generally permit rate changes by the selling agency (subject, in some cases, to Federal regulatory approval). In the case of many distribution systems, only one power supplier is within a feasible distance to provide wholesale electricity.

POWER SUPPLY SYSTEMS

     Power supply systems are utilities which purchase or generate electric power and provide it wholesale to distribution systems for delivery to the ultimate retail consumer. Of the 63 operating power supply systems financed in whole or in part by RUS or CFC at December 31, 1995, 62 were cooperatives owned directly or indirectly by groups of distribution systems and one was government owned. Of this number, 39 had generating capacity of at least 100 megawatts, and nine had no generating capacity. Seven of the nine systems with no generating capacity operated transmission lines to supply certain distribution systems and one is currently building its first transmission facility. Certain other power supply systems had been formed but did not yet own generating or transmission facilities. At December 31, 1995, the 55 power supply systems reporting to RUS owned 145 generating plants representing generating capacity of approximately 29,597 megawatts, or approximately 4.3% of the nation's estimated electric generating capacity, and served 716 RUS distribution system borrowers (representing an average for the year of approximately 8.5 million consumers). Certain of the power supply systems which own generating plants lease these facilities to others and purchase their power requirements from the lessee-operators. Of the power supply systems' total generating capacity in place as of December 31, 1995, steam plants accounted for 94.2% (including nuclear capacity representing approximately 10.1% of such total generating capacity), internal combustion plants accounted for 5.5% and hydroelectric plants accounted for 0.3%. RUS loans and loan guarantees as of December 31, 1995, have provided funds for the installation of over 34,031 megawatts (including nuclear capacity of approximately 3,806 megawatts, or 11.2% of the total), of which 1,279 megawatts or 3.8% of the total have officially been canceled.

     The high level of growth in demand for electricity experienced in the 1970's was not expected to decline in the 1980's and the power supply systems continued their construction programs in anticipation of continued growth in demand. During the 1980's, however, slower growth in power requirements of the systems reduced the need for additional generating capacity in most areas of the country. Thus, many areas are now experiencing a surplus of generating capacity and, as a result, some power supply systems have significant amounts of fixed costs for power plant investment not fully supported by increased revenues.

     While the level of funds needed for new generating units is expected to be low over the next few years, the need for transmission and capital additions will continue to generate substantial long-term capital requirements. The power supply systems are expected to continue to seek to satisfy these requirements primarily through the RUS loan guarantee program.

     Deseret Generation & Transmission Co-operative ("Deseret") and its major creditors entered into an Agreement Restructuring Obligations ("ARO") that restructured Deseret's debt obligations to RUS, CFC and certain other creditors, including certain lease payments due on the Bonanza Power Plant. The ARO, which closed in January 1991 with an effective date of January 1, 1989, provided for the reduction of Deseret's debt service and rental obligations on the Bonanza Power Plant until 1996 when large sales of power were intended to commence.

     Deseret failed to make the payments required under the ARO during 1995. Deseret's creditors agreed to extend the provisions of the ARO first until January 31, 1996, and then until February 29, 1996. These extensions were intended to allow the creditors to develop final terms for a long-term restructuring of the ARO. The creditors were unable to agree on the terms of a negotiated settlement and thus the ARO was terminated as of February 29, 1996. CFC filed a foreclosure action against the owner of the Bonanza Plant in State court in Utah on March 21, 1996. In this action, CFC has not terminated the lease or sought removal of Deseret as the plant operator. One of the defendants in the action has asserted counterclaims against CFC alleging that the remedies which CFC seeks are not available to it and that CFC seeks such remedies in an improper manner. As of October 1996, the counterclaims were very general in nature, making it difficult to determine any potential impact on CFC. Another party, not named in the action, has successfully intervened and joined the action. The foreclosure trial is expected to begin in early 1997.

     From January 1, 1989, through August 31, 1996, CFC funded $160.8 million in cashflow shortfalls related to Deseret's debt service and rental obligations. All cashflow shortfalls funded by CFC represent an increase to the restructured loan to Deseret. They also serve to reduce CFC's guarantee exposure to Deseret. As of August 31, 1996, CFC had approximately $472.2 million in current credit exposure to Deseret. This exposure consists of $178.5 million in secured loans and $293.7 million of guarantees by CFC of various direct and indirect obligations of Deseret. The guarantees include $5.9 million in tax-benefit indemnifications, $23.9 million related to mine equipment leases and $263.9 million related to the leveraged lease financing of the Bonanza generating station. In addition, CFC had a $5.3 million loan to Deseret which is fully guaranteed by the U.S. Government.

     CFC believes that given the underlying collateral value and its secured position against the mortgage of the Bonanza plant, it is adequately reserved for any potential loss on its loans and guarantees to Deseret.

     On October 16, 1996, CFC purchased the RUS claims against Deseret for $238.5 million. Deseret's members purchased loan participations from CFC totaling $55 million. As part of this transaction, Deseret's members were also required to repay their RUS debt totaling approximately $50 million. CFC also agreed to provide Deseret with a $20 million secured line of credit.

     CFC will fund $105 million of long-term secured loans to Deseret's members for the purpose of purchasing the loan participations and repaying their RUS debt. These loans are secured against the assets and future revenues of the members and not by the assets of Deseret.

     On September 13, 1996, CFC advanced $235 million to Soyland for the purpose of repaying its RUS debt at a significant discount. CFC advanced the amount to Soyland through two senior secured amortizing five-year term notes for $117.5 million, both maturing on July 1, 2001. One of the notes is fully guaranteed by the distribution members of Soyland. Due to the amount of the RUS discount, CFC expects Soyland to be able to make all payments related to this debt and has classified these notes as performing loans. Interest income on these notes will be recognized on an accrual basis. As part of the buyout from RUS, Soyland will no longer be responsible for the semi-annual debt service on the grantor trust certificates, the notes of which are guaranteed by RUS. RUS will now be responsible for all debt service payments related to the $274.0 million, in addition to the outstanding fixed-rate grantor trust certificates held by public investors.

     As of September 30, 1996, CFC has classified all new loans to Soyland as performing, with interest recognition on an accrual basis. The revolving credit loan and capital additions loan remain classified as performing, with interest recognized on an accrual basis. The restructured loan will remain classified as restructured, due to changes made in a prior agreement, and it will be returned to accrual status with respect to the recognition of interest income.

     Certain other CFC borrowers have defaulted on their obligations, and CFC is participating in efforts to restructure the debt of such borrowers or is pursuing collection in certain instances. CFC believes that adequate reserves have been established for any loss contingencies associated with its loans and guarantees. Further information concerning these matters can be found in the financial statements incorporated by reference into this Prospectus.

TELEPHONE SYSTEMS

     As of December 31, 1994 (complete data at December 31, 1995 is not yet available), there were 919 telephone systems that were RUS borrowers, and RUS had collected financial data on 695. The 695 telephone systems included 199 cooperative not-for-profit organizations and 496 commercial for-profit organizations. These organizations provided telephone service to approximately
4.4 million consumers and owned approximately 725,430 miles of telephone lines. Total assets at December 31, 1994 were $10.8 billion, with a composite TIER of
4.49 and composite equity ratio of 46.8%. The telephone systems operate in all fifty states and seven U.S. territories.

     The RTB was created by a 1971 amendment to the Act to serve as a source of supplemental financing for rural telephone systems. To initially capitalize the RTB, between 1971 and 1991 the United States Government purchased $592 million in Class A stock of the RTB. RTB borrowers, who are required to purchase Class B stock in an amount equal to five percent of the amount of each loan, have, as of June 30, 1995, invested $524 million. In addition, borrowers and other eligible entities have purchased $112 million in Class C stock of the RTB.

     The Act provides that the RTB is to redeem and retire the government's Class A stock as soon as practicable after September 30, 1995, but not to the extent that the bank's board determines that such retirement would impair the operation of the RTB. The minimum amount of Class A stock to be retired each year after September 30, 1995 is the amount of the Class B stock that is issued during that year. Language in the United States Government Fiscal Year 1996 House Agriculture Appropriation limits the amount of Class A stock that can be redeemed in fiscal year 1996 to five percent of the amount of Class A stock outstanding. Similar language is expected to be included in the fiscal year 1997 Appropriations Bill.

REGULATION AND COMPETITION

     The degree of regulation of rural electric systems by state authorities varies from state to state. The retail rates of rural electric systems are regulated in 16 states (in which there are approximately 250 systems). Distribution systems in these states account for 35% of the total operating revenues and patronage capital of all distribution systems nationwide. State agencies, principally public utility commissions, of 19 states regulate those states' 289 systems as to the issuance of long-term debt securities. In five states (in which there are 52 systems) state agencies regulate, to varying degrees, the issuance of short-term debt securities. Since 1967, the Federal Power Commission and its successor, the Federal Energy Regulatory Commission ("FERC") which regulates interstate sales of energy at wholesale, have taken the position that it lacks jurisdiction to regulate cooperative rural electric systems which are current borrowers from RUS. However, rural electric cooperatives that pay off their RUS debt or never incur RUS debt may be regulated by FERC with respect to financing and/or rates.

     Varying degrees of territorial protection against competing utility systems are provided to distribution systems in 41 states (in which over 92% of the distribution systems are located). Changes in administrative or legislative policy in several states or federal regulation may result in more or in less territorial protection for the distribution systems.

     In addition to competition from other utility systems, some distribution systems have expressed increasing concern about the loss of desirable suburban service areas as a result of annexation by expanding municipal or franchised investor-owned utility systems, regardless of the degree of territorial protection otherwise provided by applicable law. The systems are also subject to competition from alternate sources of energy such as bottled gas, natural gas, fuel oil, diesel generation, wood stoves and self-generation.

     The systems, in common with the electric power industry generally, may incur substantial capital expenditures and increases in operating costs in order to meet the requirements of both present and future Federal, state and local standards relating to safety and environmental quality control. These include possible requirements for burying distribution lines, and meeting air and water quality standards.

     The 1990 amendments to the Clean Air Act of 1970 (the "Amendments") required utilities and others to reduce emissions. The Amendments contain a range of compliance options and a phase-in period which will help mitigate the immediate costs of implementation. Many of CFC's member systems already comply with the provisions of the Amendments. CFC is currently monitoring the overall impact of the Amendments on individual member systems, which must implement compliance plans and operating or equipment modifications for Phase II of the Act (2000). Compliance plans for member systems with units affected in Phase I primarily involved fuel switching to low-sulfur coal. The trading of emission allowances may also be an economical alternative in Phase II. Some member systems originally believed to be affected by the Amendments have developed strategies designed to minimize the Amendments' impact. At this time, it is not anticipated that the Amendments will have a material adverse impact on the quality of CFC's loan portfolio.

     In March 1995, the FERC published a Notice of Proposed Rulemaking ("NOPR") to solicit comments regarding pending policy changes aimed at opening wholesale power sales to competition. This NOPR would require jurisdictional public utilities (including investor-owned electric utilities and cooperatives that are not RUS borrowers) that own, control, or operate transmission facilities to file non-discriminatory open access transmission tariffs that provide others with the same transmission services they provide themselves.

     On April 24, 1996, the FERC issued orders 888 and 889 incorporating its findings during the rulemaking process. Order 888 provides for competitive wholesale power sales by requiring jurisdictional public utilities that own, control, or operate transmission facilities to file non-discriminatory open access transmission tariffs that provide others with transmission service comparable to the service they provide themselves. The reciprocity provision associated with Order 888 also provides comparable access to transmission facilities of non-jurisdictional utilities (including RUS borrowers and municipal and other publicly-owned electric utilities) that use jurisdictional utilities' transmission systems. The order further provides for the recovery of stranded costs from departing wholesale customers with agreements dated prior to July 11, 1994. After that date, stranded costs must be agreed upon in the service agreement. Order 889 provides for a real-time electronic information system referred to as the Open Access Same-Time Information System ("OASIS"). It also addresses standards of conduct to ensure that transmission owners and their affiliates do not have an unfair competitive advantage by using transmission to sell power. Presently, many of the issues surrounding the implementation of Orders 888 and 889 remain unresolved. These issues are anticipated to be resolved in part by litigation on a case-by-case basis before the FERC and through the appellate process. Due to the uncertainty of this litigation, CFC is unable to estimate the ultimate impact of these orders on its member systems. However, open access transmission as a national policy has long been sought by electric cooperatives so that investor-owned utilities cannot use their ownership of transmission to the disadvantage of the cooperatives.

     Section 211 of the Federal Power Act, as amended by the Energy Policy Act of 1992, classifies any cooperative with significant transmission assets as a "transmitting utility" for the purposes of this section. Under the provisions of this Act, FERC has the authority to order such cooperatives to provide open access for unaffiliated entities. This provision also authorizes FERC to require investor-owned and other utilities to provide the same open access transmission for the benefit of cooperatives. Electric cooperatives have strongly supported section 211 for this reason. Under sections 205 and 206 of the Federal Power Act, cooperatives that pay off their RUS debt are treated as "jurisdictional public utilities". FERC is proceeding under the legal theory that, under these sections, it can order "jurisdictional public utilities" to provide open access.

     All telephone systems are regulated by the Federal Communications Commission with respect to long distance access rates. Most states also regulate local rates.

FINANCIAL INFORMATION

     The systems differ from investor-owned utilities in that the vast majority are cooperative, non-profit organizations operating under policies which provide that rates should be established so as to minimize rates over the long-term. Revenues in excess of operating costs and expenses are referred to as "net margins and patronage capital" and are treated as equity capital furnished by the systems' consumers. This "capital" is transferred to a balance sheet account designated as "patronage capital," and is usually allocated to consumers in proportion to their patronage. Such capital is not refunded to them for a period of years during which time it is available to the system to be used for proper corporate purposes. Subject to their applicable contractual obligations, the systems may refund such capital to their members when doing so will not impair the systems' financial condition. In the terminology of the Uniform System of Accounts prescribed by RUS for its borrowers, "operating revenues and patronage capital" refers to all utility operating income received during a given period.

     Similar to the practice followed by investor-owned utilities pursuant to FERC procedures and as prescribed by RUS, the systems capitalize as a cost of construction the interest charges on borrowed funds ("interest charged to construction") and the estimated unearned interest attributable to internally-generated funds ("allowance for funds used during construction") used in the construction of generation, and to a lesser extent transmission and distribution facilities. This accounting policy, which increases net margins by the amounts of these actual and imputed interest charges, is based on the premise that the cost of financing construction is an expenditure serving to increase the productive capacity and value of the utility's assets and thus should be included in the cost of the assets constructed and recovered over the life of the asset. In the case of power supply systems, RUS has included in its direct loans and guarantees of loans amounts sufficient to meet the estimated interest charges during construction. If the foregoing accounting policy were not followed, utilities would presumably request regulatory permission, if applicable, to increase their rates to cover such costs. The amounts of interest charged to construction and allowance for funds used during construction capitalized by distribution systems are relatively insignificant. Because Power Supply systems generally expend substantial amounts on long-term construction projects, the application of this accounting policy may result in substantially lower interest expense and in substantially higher net margins for such systems during construction than would be the case if such a policy were not followed.

     On the following pages are tables providing composite statements of revenues, expenses and patronage capital of the distribution systems which were members of CFC and the power supply systems which were members of CFC during the five years ended December 31, 1994, and their respective composite balance sheets as at the end of each such year. Complete RUS data for the year ended December 31, 1995 is not available.
----------
     NOTE: Statistical information in RUS Reports has not been examined by CFC's independent public accountants, and the number and geographical dispersion of the systems have made impractical an independent investigation by CFC of the statistical information available from RUS. The RUS Reports are based upon financial statements submitted to RUS, subject to year-end audit adjustments, by reporting RUS borrowers and do not, with minor exceptions, take into account current data for certain systems, primarily those which are not active RUS borrowers.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER DISTRIBUTION SYSTEMS
              The following are unaudited figures which are based
                upon financial statements submitted to RUS or to
                     CFC by CFC Member Distribution Systems

                                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------------------------
                                            1994          1993           1992          1991          1990
                                         -----------   -----------    -----------   -----------   -----------
                                                                    (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenues and patronage
  capital............................... $16,163,578   $15,072,400    $13,921,515   $13,446,544   $12,819,204
Operating deductions....................  14,126,839    13,566,718     12,628,989    12,194,103    11,570,307
                                         -----------   -----------    -----------   -----------   -----------
Utility operating margins...............   2,036,739     1,505,682      1,292,526     1,252,441     1,248,897
Non-operating margins and capital
  credits(1)............................     395,682       384,862        377,550       377,701       365,378
Interest on long-term debt and other
  deductions(2).........................    (805,323)     (766,722)      (777,435)     (782,023)     (764,072)
                                         -----------   -----------    -----------   -----------   -----------
Net margins and patronage capital....... $ 1,627,098   $ 1,123,822    $   892,641   $   848,119   $   850,203
                                         ============  ============   ============  ============  ============
TIER(3).................................        3.16          2.54           2.19          2.11          2.15
DSC(4)..................................        2.26          2.44           2.07          2.13          2.16
MDSC(5).................................        2.09          2.21           1.99          2.06          2.05
Number of systems included..............         828           825            821           819           820

                                                                   AT DECEMBER 31,
                                         --------------------------------------------------------------------
                                            1994          1993           1992          1991          1990
                                         -----------   -----------    -----------   -----------   -----------
                                                                    (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant................... $23,329,493   $21,877,902    $20,721,332   $19,649,754   $18,662,477
    Other assets........................   7,770,998     7,410,799      6,980,758     6,695,615     6,440,000
                                         -----------   -----------    -----------   -----------   -----------
         Total assets and other
           debits....................... $31,100,491   $29,288,701    $27,702,090   $26,345,369   $25,102,477
                                         ============  ============   ============  ============  ============
Liabilities and other credits:
    Total net worth..................... $12,918,484   $11,959,962    $10,925,009   $10,059,342   $ 9,367,448
    Other liabilities and credits.......  18,182,007    17,328,739     16,777,081    16,286,027    15,735,029
                                         -----------   -----------    -----------   -----------   -----------
         Total liabilities and other
           credits...................... $31,100,491   $29,288,701    $27,702,090   $26,345,369   $25,102,477
                                         ============  ============   ============  ============  ============
Equity percentage.......................        41.5%         40.8%          39.4%         38.2%         37.3%
Number of systems included..............         828           825            821           819           820

----------
(1) Represents net margins of Power Supply systems and other associated organizations allocated to their member distribution systems and added in determining net margins and patronage capital of distribution systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the Power Supply systems and such other organizations to their members.

(2) Interest on long-term debt is net of interest charged to construction, which is stated separately as a credit in RUS Reports. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction. See "--Financial Information". CFC believes that amounts incurred by distribution systems for interest charged to construction and allowance for funds used during construction are immaterial relative to their total interest on long-term debt and net margins and patronage capital.

(3) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction). This is the basis for computing TIER used by CFC for purposes of determining loan eligibility.

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.

(5) Modified DSC ("MDSC") is the ratio of (x) operating margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization expense plus non-operating margins-interest plus cash received in respect of generation and transmission and other capital credits to (y) long-term debt service obligations.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER POWER SUPPLY SYSTEMS
              The following are unaudited figures which are based
                upon financial statements submitted to RUS or to
                     CFC by CFC Member Power Supply Systems

                                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------------------------
                                            1994          1993           1992          1991          1990
                                         -----------   -----------    -----------   -----------   -----------
                                                                    (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenue and patronage
  capital............................... $ 9,972,873   $ 9,976,560    $ 9,111,434   $ 8,615,165   $ 8,553,618
Operating deductions....................   8,393,817     8,191,101      7,375,988     6,986,912     6,824,168
                                         -----------   -----------    -----------   -----------   -----------
Utility operating margins...............   1,579,056     1,785,459      1,735,446     1,628,253     1,729,450
Non-operating margins and capital
  credits(1)............................     253,534       376,796        311,581       357,824       340,801
Interest on long-term debt and other
  deductions(2).........................  (1,987,438)   (2,199,696)    (2,213,283)   (2,041,969)   (2,172,079)
                                         -----------   -----------    -----------   -----------   -----------
Net margins and patronage capital....... $  (154,848)  $   (37,441)   $  (166,256)  $   (55,892)  $  (101,828)
                                         ============  ============   ============  ============  ============
TIER(3).................................         .93           .98            .92           .97           .95
DSC(4)..................................        1.01          1.03           1.05          1.06          1.05
Number of systems included(5)...........          53            50             50            49            50

                                                                   AT DECEMBER 31,
                                         --------------------------------------------------------------------
                                            1994          1993           1992          1991          1990
                                         -----------   -----------    -----------   -----------   -----------
                                                               (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant................... $23,781,496   $23,774,280    $23,715,910   $22,558,712   $23,084,888
    Other assets........................  11,095,752    11,256,222      8,539,061     7,929,750     8,432,676
                                         -----------   -----------    -----------   -----------   -----------
         Total assets and other
           debits....................... $34,877,248   $35,030,502    $32,254,971   $30,488,462   $31,517,564
                                         ============  ============   ============  ============  ============
Liabilities and other credits:
    Total net worth..................... $   246,584   $   432,347    $   316,039   $   593,749   $   545,122
    Other liabilities and credits.......  34,630,664    34,598,155     31,938,932    29,894,713    30,972,442
                                         -----------   -----------    -----------   -----------   -----------
         Total liabilities and other
           credits...................... $34,877,248   $35,030,502    $32,254,971   $30,488,462   $31,517,564
                                         ============  ============   ============  ============  ============
Number of systems included(5)...........          53            50             50            49            50

----------
(1) Certain power supply systems purchase wholesale power from other power supply systems of which they are members. Power supply capital credits represent net margins of power supply systems allocated to member power supply systems on the books of the selling power supply systems. This item has been added in determining net margins and patronage capital of the purchasing power supply systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the selling power supply systems to their members. This item also includes net margins of associated organizations allocated to CFC power supply members and added in determining net margins and patronage capital of the CFC member systems under RUS accounting practices.

(2) Interest on long-term debt is net of interest charged to construction. Allowance for funds used during construction has been included in non-operating margins. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction, see "Financial Information". According to unpublished information furnished by RUS, interest charged to construction and allowance for funds used during construction for CFC power supply members in the years 1989-1993 were as follows:

                                 ALLOWANCE FOR
                                   FUNDS USED
                                     DURING
           INTEREST CHARGED       CONSTRUCTION
           TO CONSTRUCTION     ------------------           TOTAL
           ----------------    (DOLLAR AMOUNTS IN          -------
                               THOUSANDS)
1994           $ 46,773              $8,913                $  55,686
1993             49,237               8,621                   57,858
1992             54,093               4,396                   58,489
1991             49,495               5,241                   54,736
1990             55,670               6,615                   62,285

(3) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction). The TIER calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a Debt Restructure Agreement, without which the composite TIER would have been 1.31, 1.20, 1.15, 1.15 and 1.08 for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively.

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations (including all interest charged to construction). The DSC calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a Debt Restructure Agreement. Without these systems, the composite DSC would have been 1.24, 1.21, 1.22,
     1.26 and 1.21 for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively.

(5) Thirteen CFC power supply system members are not required to report to RUS since they are not currently borrowers from RUS. These systems with the exception of Old Dominion Electric Cooperative are either in developmental stages or act as coordinating agents for their members. Their inclusion would not have a material effect on these data.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities may be issued in one or more new series under an Indenture or Indentures (the "Indenture") between CFC and Mellon Bank, N.A., or other trustee to be named, as Trustee (each, a "Trustee"). The statements herein concerning (i) the Indenture, (ii) one or more supplemental indentures, board resolutions or officer's certificates establishing the Debt Securities and (iii) the Debt Securities (the forms of each of which are filed, or will be filed, as exhibits to the Registration Statement of which this Prospectus forms a part, or as an exhibit to a Current Report on Form 8-K to be incorporated by reference in this Prospectus) are merely an outline and do not purport to be complete. Such statements make use of the terms defined in the Indenture and are qualified in their entirety by express reference to the sections of the Indenture cited herein. The Debt Securities will be unsecured and subordinated obligations of CFC.

     Reference is made to the Prospectus Supplement relating to any particular issue of Offered Debt Securities for the following terms: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the date or dates on which the principal of any of such Debt Securities will be payable; (4) the rate or rates (which may be fixed or variable) and/or the method of determination of such rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (5) the place or places where (i) the principal of, premium, if any, and interest on any of such Debt Securities will be payable,

(ii) registration of transfer of such Debt Securities may be effected, (iii) exchanges of such Debt Securities may be effected and (iv) notices and demands to or upon CFC in respect of such Debt Securities may be served; the Security Registrar for such Debt Securities and, if such is the case, that the principal of such Debt Securities shall be payable without presentment or surrender thereof; (6) the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of such Debt Securities may be redeemed, in whole or in part, at the option of CFC; (7) the obligation or obligations, if any, of CFC to redeem or purchase any of such Debt Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and applicable exceptions to the requirements of a notice of redemption in the case of mandatory redemption or redemption at the option of the Holder; (8) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (9) if the amount payable in respect of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or other fact or event ascertainable outside the Indenture, the manner in which such amounts will be determined; (10) if other than the currency of the United States, the currency or currencies, including composite currencies in which the principal of or any premium or interest on any of such Debt Securities will be payable; (11) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of CFC or the Holder thereof, in a coin or currency other than in which such Debt Securities are stated to be payable, the period or periods within which and the terms and conditions upon which, such election is to be made; (12) if other than the principal amount thereof, the portion of the principal amount of any of such Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (13) if the principal of or premium or interest on such Debt Securities are to be payable, or are to be payable at the election of CFC or a Holder thereof, in securities or other property, the type and amount of such securities or other property, or the formulary or other method or other means by which such amount shall be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made; (14) the terms, if any, pursuant to which such Debt Securities may be converted into or exchanged for securities of CFC or any other Person; (15) the obligations or instruments, if any, which shall be considered to be Eligible Obligations in respect of such Debt Securities denominated in a currency other than Dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of CFC's indebtedness in respect of such Debt Securities after the satisfaction and discharge thereof; (16) if such Debt Securities are to be issued in global form,
(i) any limitations on the rights of the Holder or Holders of such Debt Securities to transfer or exchange the same or to obtain the registration of transfer thereof, (ii) any limitations on the rights of the Holder or Holders thereof to obtain certificates therefor in definitive form in lieu of temporary form and (iii) any and all other matters incidental to such Debt Securities;
(17) if such Debt Securities are to be issuable as bearer securities; (18) any limitations on the rights of the Holders of such Debt Securities to transfer or exchange such Debt Securities or to obtain the registration of transfer thereof, and if a service charge will be made for the registration of transfer or exchange of such Debt Securities, the amount or terms thereof; (19) any exceptions to the provisions governing payments due on legal holidays or any variations in the definition of Business Day with respect to such Debt Securities; (20) any addition to the Events of Default applicable to any of such Debt Securities and any addition to the covenants of CFC for the benefit of the Holders of such Debt Securities; and (21) any other terms of such Debt Securities of such series, or any Tranche thereof, not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than Dollars may be described in the applicable Prospectus Supplement.

     Except as may otherwise be described in the Prospectus Supplement, the covenants contained in the Indenture would not afford Holders of Debt Securities protection in the event of a highly-leveraged transaction involving CFC.

SUBORDINATION

     The Debt Securities will be subordinate and junior in right of payment to all Senior Indebtedness of CFC.

     No payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on, the Debt Securities may be made if any Senior Indebtedness is not paid when due, or a default (other than a payment default) has occurred with respect to the Senior Indebtedness permitting the holders to accelerate the maturity thereof and such default has not been cured or waived and has not ceased to exist. Upon (i) any acceleration of the principal amount due on the Debt Securities or (ii) any distribution of assets of CFC to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before the Holders of the Debt Securities are entitled to receive or retain any payment. (Article 15) The rights of the Holders of the Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Debt Securities are paid in full. (Article 15)

     The term "Senior Indebtedness" is defined in the Indenture to mean (a) all indebtedness heretofore or hereafter incurred by CFC for money borrowed unless by its terms it is provided that such indebtedness is not Senior Indebtedness,
(b) all other indebtedness hereafter incurred by the CFC which by its terms provides that such indebtedness is Senior Indebtedness, (c) all guarantees, endorsements and other contingent obligations in respect of, or obligations to purchase or otherwise acquire or service, indebtedness or obligations of others, and (d) any amendments, modifications, deferrals, renewals or extensions of any such Senior Indebtedness heretofore or hereafter issued in evidence of or exchange of such Senior Indebtedness.

     The Indenture does not limit the aggregate amount of Senior Indebtedness that CFC may issue. As of August 31, 1996, outstanding Senior Indebtedness of CFC aggregated approximately $8.6 billion, including contingent guarantees of $2.2 billion.

FORM, EXCHANGE AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of each series will be issuable only in fully registered form without coupons and in denominations of $1,000 and any integral multiple thereof. (Sections 201 and 302)

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to global securities, Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indenture and the limitations applicable to global securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or accompanied by a duly executed instrument of transfer) at the office of the Security Registrar or at the office of any transfer agent designated by CFC for such purpose. CFC may designate itself the Security Registrar. No service charge will be made for any registration of transfer or exchange of Debt Securities, but CFC may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity or the person making the request. (Section 305) Any transfer agent (in addition to the Security Registrar) initially designated by CFC for any Debt Securities will be named in the applicable Prospectus Supplement. CFC may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that CFC will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 602)

     CFC will not be required to (i) issue, register the transfer of, or exchange any Debt Security or any Tranche thereof during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security called for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as CFC may designate for such purpose from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in New York City will be designated as CFC's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by CFC for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. CFC may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that CFC will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 602)

     All moneys paid by CFC to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to CFC, and the Holder of such Debt Security thereafter may look only to CFC for payment thereof. (Section 603)

REDEMPTION

     Any terms for the optional or mandatory redemption of Debt Securities will be set forth in the applicable Prospectus Supplement or a supplement thereto. Except as shall otherwise be provided in the applicable Prospectus Supplement with respect to Debt Securities that are redeemable at the option of the Holder, Debt Securities will be redeemable only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption, and, if less than all the Debt Securities of a series, or any Tranche thereof, are to be redeemed, the particular Debt Securities to be redeemed will be selected by such method as shall be provided for any particular series, or in the absence of any such provision, by such method of random selection as the Security Registrar deems fair and appropriate. (Section 403 and 404)

     Any notice of redemption at the option of CFC may state that such redemption will be conditional upon receipt by the Paying Agent or Agents, on or prior to the dated fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such Debt Securities and that if such money has not been so received, such notice will be of no force and effect and CFC will not be required to redeem such Debt Securities. (Section
404)

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     CFC may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless (i) the corporation formed by such consolidation or into which CFC is merged or the Person which acquires by conveyance or transfer, or which leases, the property and assets of CFC substantially as an entirety shall be a Person organized and validly existing under the laws of any domestic jurisdiction and such Person expressly assumes CFC's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) CFC will have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel as provided in the Indenture. (Section
1101)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Securities of such series within 60 days after the same becomes due and payable; (b) failure to pay principal or premium, if any, on any Debt Security of such series within three Business Days after the same becomes due and payable; (c) failure to perform or breach of any other covenant or warranty of CFC in the Indenture (other than a covenant or warranty of CFC in the indenture solely for the benefit of one or more series of Debt Securities other than such series) for 60 days after written notice to CFC by the Trustee, or to CFC and the Trustee by the Holders of at least 33% in principal amount of the Debt Securities of such series outstanding under the Indenture as provided in the Indenture; (d) certain events of bankruptcy, insolvency or reorganization; and (e) any other Event of Default specified in the applicable Prospectus Supplement with respect to Debt Securities of particular series. (Section 801)

     No Event of Default with respect to the Debt Securities necessarily constitutes an Event of Default with respect to the Debt Securities of any other series issued under the Indenture.

     If an Event of Default with respect to any series of Debt Securities occurs and is continuing, then either the Trustee or the Holders of not less than 33% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or if the Debt Securities of such series are discount notes or similar Debt Securities, such portion of the principal amount may be specified in the applicable Prospectus Supplement) of all of the Debt Securities of such series to be due and payable immediately; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Trustee or the Holders of not less than 33% in aggregate principal amount of the Outstanding Debt Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Debt Securities of any one of such series.

     At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event or Events of Default giving rise to such declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

          (a) CFC has paid or deposited with the Trustee a sum sufficient to pay

             (1) all overdue interest on all Debt Securities of such series;

             (2) the principal of and premium, if any, on any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities;

             (3) interest upon overdue interest at the rate or rates prescribed therefor in such Debt Securities, to the extent that payment of such interest is lawful; and

             (4) all amounts due to the Trustee under the Indenture;

          (b) any other Event or Events of Default with respect to the Debt Securities of such series, other than the nonpayment of the principal of the Debt Securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 802)

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 903) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 812)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series, (ii) the Holders of not less than 33 1/3% in aggregate principal amount of the Outstanding Debt Securities of such series have made written request to the Trustee, and such Holder or Holders have offered reasonable indemnity to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 807) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 808)

     CFC will be required to furnish to the Trustee annually a statement by an appropriate officer as to such officer's knowledge of CFC's compliance with all conditions and covenants under the Indenture, such compliance to be determined without regard to any period of grace or requirement of notice under the Indenture. (Section 605)

MODIFICATION AND WAIVER

     Without the consent of any Holder of Debt Securities, CFC and the Trustee may enter into one or more supplemental indentures for any of the following purposes: (a) to evidence the assumption by any permitted successor to CFC of the covenants of CFC in the Indenture and the Debt Securities; or (b) to add one or more covenants of CFC or other provisions for the benefit of the Holders of all or any series of Outstanding Debt Securities or to surrender any right or power conferred upon CFC by the Indenture; or (c) to add any additional Events of Default with respect to all or any series of Outstanding Debt Securities; or
(d) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture, provided that if such change, elimination or addition will adversely affect the interests of the Holders of Debt Securities of any series in any material respect, such change, elimination or addition will become effective with respect to such series only when there is no Debt Security of such series remaining Outstanding under the Indenture; or (e) to provide collateral security for the Debt Securities; or (f) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; or (g) to evidence and provide for the acceptance of appointment of a successor Trustee under the Indenture with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or to facilitate the administration of the trusts under the Indenture by more than one trustee; or (h) to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of Debt Securities; or (i) to change any place where (1) the principal of and premium, if any, and interest, if any, on any Debt Securities shall be payable, (2) any Debt Securities may be surrendered for registration of transfer or exchange and (3) notices and demands to or upon CFC in respect of Debt Securities and the Indenture may be served; or (j) to cure any ambiguity or inconsistency or to make or change any other provisions with respect to matters and questions arising under the Indenture, provided such changes or additions shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect. (Section 1201)

     The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by CFC with certain restrictive provisions of the Indenture. (Section 606) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 813)

     Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), is amended after the date of the Indenture in such a way as to require changes to the Indenture or the incorporation therein of additional provisions or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and CFC and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to evidence or effect such amendment. (Section 1201)

     Except as provided above, the consent of the Holders of not less than a majority in aggregate principal amount of the Debt Securities of all series then Outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the Indenture pursuant to one or more supplemental indentures; provided, however, that if less than all of the series of Debt Securities Outstanding are directly affected by a proposed supplemental indenture, then the consent only of the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of all series so directly affected, considered as one class, will be required; and provided, further, that if the Debt Securities of any series have been issued in more than one Tranche and if the proposed supplemental indenture directly affects the rights of the Holders of one or more, but less than all, such Tranches, then the consent only of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of all Tranches so directly affected, considered as one class, will be required; and provided further, that no such amendment or modification may (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest thereon (or the amount of any installment of interest thereon) or change the method of calculating such rate or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of any Discount Security that would be due and payable upon a declaration of acceleration of Maturity or change the coin or currency (or other property) in which any Debt Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity of any Debt Security (or, in the case of redemption, on or after the redemption date) without, in any such case, the consent of the Holder of such Debt Security, (b) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, or any Tranche thereof, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with any provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the Holder of each Outstanding Debt Security of such series or Tranche, or (c) modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series, or any Tranche thereof, without the consent of the Holder of each Outstanding Debt Security affected thereby. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities or one or more Tranches thereof, or modifies the rights of the Holders of Debt Securities of such series or Tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the Holders of the Debt Securities of any other series or Tranche. (See Section 1202)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) Debt Securities owned by CFC or any other obligor upon the securities or any Affiliate of CFC or of such other obligor (unless CFC, such Affiliate or such obligor owns all Securities Outstanding under the Indenture, or all Outstanding Securities of each such series and each such Tranche, as the case may be, determined without regard to this clause (i)) shall be disregarded and deemed not to be Outstanding; (ii) the principal amount of a Discount Security that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof as provided in the Indenture; and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or a composite currency that will be deemed to be Outstanding will be the Dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (ii) above, of the amount described in such clause). (Section 101)

     If CFC shall solicit from Holders any request, demand, authorization, direction, notice, consent, election, waiver or other Act, CFC may, at its option, by Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other Act, but CFC shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on the record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other Act of a Holder shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security. (Section 104)

DEFEASANCE

     Unless otherwise indicated in the applicable Prospectus Supplement, any Debt Security, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the Indenture, and, at CFC's election, the entire indebtedness of CFC in respect thereof will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the Trustee or any Paying Agent (other than CFC), in trust: (a) money in an amount which will be sufficient, or (b) Eligible Obligations (as described below), which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with money, if any, deposited with or held by the Trustee or such Paying Agent, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and premium, if any, and interest, if any, due and to become due on such Debt Security or Securities or portions thereof. (Section 701) For this purpose, unless otherwise indicated in the applicable Prospectus Supplement, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof. Among the conditions to CFC's making the election to have its entire indebtedness deemed satisfied and discharged, CFC is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance has not occurred.

RESIGNATION OF TRUSTEE

     The Trustee may resign at any time by giving written notice thereof to CFC or may be removed at any time by Act of the Holders of a majority in principal amount of Debt Securities then Outstanding delivered to the Trustee and CFC. No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a Trustee appointed by Act of the Holders, if CFC has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted such appointment in accordance with the terms of the Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (Section 910)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Section
106)

TITLE

     CFC, the Trustee and any agent of CFC or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Trustee under the Indenture is Mellon Bank, N.A.

GLOBAL SECURITIES

     The Depository Trust Company ("DTC") may act as securities depository for some or all of the Debt Securities of any series. These Debt Securities will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as Global Securities for the Debt Securities in the aggregate principal amount of the Debt Securities, and will be deposited with, or held for the benefit of, DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of the Debt Securities ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, all the Debt Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to CFC as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, CFC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to CFC or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, the Debt Securities certificates are required to be printed and delivered.

     CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the Debt Securities certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof.

     Neither CFC, the Trustee nor any Underwriter (as defined herein) will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Debt Securities, or payments to, or the providing of notice for, Participants or Beneficial Owners.

                              PLAN OF DISTRIBUTION

     Debt Securities of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters (the "Underwriters"). The Underwriters with respect to an underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering. Unless otherwise set forth in the Prospectus Supplement, the obligations of the Underwriters to purchase Debt Securities will be subject to certain conditions precedent and each of the Underwriters with respect to a sale of Debt Securities will be obligated to purchase all of its Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the Prospectus Supplement may be changed from time to time.

     The place and time of delivery for the Offered Debt Securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

     Certain of the Underwriters or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Debt Securities offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York, and for the agents or Underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

     The audited financial statements included in the Company's Annual Report on Form 10-K for the year ended May 31, 1995, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
            PROSPECTUS SUPPLEMENT
Investment Considerations.............    S-3
Use of Proceeds.......................    S-4
Capitalization........................    S-4
Selected Financial Information........    S-5
Description of the Capital
  Securities..........................    S-5
U.S. Taxation.........................    S-7
Underwriting..........................    S-9
Legal Matters.........................   S-10

                 PROSPECTUS
Available Information.................      2
Documents Incorporated by Reference...      2
The Company...........................      3
Use of Proceeds.......................      9
Summary Financial Information.........      9
Capitalization........................     10
The Rural Electric and Telephone
  Systems.............................     11
Description of Debt Securities........     20
Plan of Distribution..................     29
Legal Opinions........................     29
Experts...............................     29

                                  $125,000,000

                                   [CFC LOGO]

                                 NATIONAL RURAL
                             UTILITIES COOPERATIVE
                              FINANCE CORPORATION

                                   QUICS(SM)
                      % Quarterly Income Capital Securities
                            (Subordinated Deferrable
                         Interest Debentures Due 2045)
                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                          , 1996

                          ---------------------------
                                LEHMAN BROTHERS
                           DEAN WITTER REYNOLDS INC.
                           A.G. EDWARDS & SONS, INC.
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED

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